EXHIBIT 99.2

Carlos Guzmán
NCL
General del Canto 235
Providencia, Santiago, Chile
 Telephone: (562) 651-0800
Fax: (562) 651-0890
cguzman@ncl.cl

Consent of Qualified Person

I, Carlos Guzmán, Fellow Member of the Australasian Institute of Mining and Metallurgy and Registered Member of the Chilean Mining Commission, consent to the public filing of the Technical Report titled “NI 43-101 Technical Report on the Caspiche Project, Atacama Region, Chile” dated effective April 30, 2014 (the “Technical Report”) by Exeter Resource Corporation.

I also consent to any extracts or a summary of the Technical Report in the press release of Exeter Resource Corporation, dated May 06, 2014 (the “Press Release”).

I certify that I have read the Press Release that the Technical Report supports and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this June 20, 2014.

Carlos Guzmán
_____________________________
Carlos Guzmán
Mining Engineer, FausIMM (229036)
Registered Member of the Chilean Mining Commission